3001 Deming Way Middleton, WI 53562-1431 P.O. Box 620992 Middleton, WI 53562-0992 (608) 275-3340

March 25, 2015
Mr. Kevin L. Vaughn
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

RE:	Spectrum Brands Holdings, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2014
Filed November 21, 2014
Form 10-Q for the Quarterly Period Ended December 28, 2014
Filed February 5, 2015
File No. 1-34757

SB/RH Holdings, LLC
Form 10-K for the Fiscal Year Ended September 30, 2014
Filed November 21, 2014
File No. 333-192634-03

Dear Mr. Vaughn:
Set forth below are the responses of Spectrum Brands Holdings, Inc. and SB/RH Holdings, LLC (together, the "Company") to the comments raised by the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") in a letter to the Company dated March 16, 2015 (the "Comment Letter").  For your convenience, the text of each of the numbered comments in the Comment Letter has been duplicated in bold type to precede each of the Company's responses.

Mr. Kevin L. Vaughn
Securities and Exchange Commission
March 25, 2015

Spectrum Brands Holdings, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2014
Selected Financial Data, page 28
1. Please revise future filings to disclose cash dividends declared per common share during each of the last five fiscal years of the company. Refer to the Instructions to Item 301 of Regulation S-K.
Response
In response to the Staff’s comment, the Company will disclose cash dividends declared per common share during each of the last five fiscal years within the Selected Financial Data section of Form 10-K.
Management Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Valuation of Assets and Asset Impairment, page 49
2. Please tell us and revise future filings to disclose the criteria you use to evaluate the remaining useful life of an intangible asset that is not being amortized each reporting period to determine whether events and circumstances continue to support an indefinite useful life.

Response
The Company evaluates the useful life of each indefinite-lived trade name asset based on the factors described in ASC 350-30-35-3 including (i) the Company’s expected use for the asset, (ii) the Company’s experience with similar assets, (iii) any legal, regulatory or contractual provisions that might limit the useful life of the asset and (iv) the effects of competition and other economic factors that might impact the expected use of the asset.
Annually, or more frequently if impairment indicators are present, the Company performs a review of each brand’s historical performance, long-term strategy and financial forecasts, as well as the competitive, regulatory and macroeconomic environment of the countries in which the brands are sold.  This review is performed in conjunction with impairment testing requirements to determine whether any of the aforementioned criteria indicate a limitation to the period in which the asset is expected to contribute to the Company’s cash flows.
The Company’s review includes inquiries of Company executives and managers responsible for managing the brands to identify any changes in strategy, competition, economic factors or laws and regulations impacting the Company’s expected use of the brand.  The historical results and long-term financial forecast for each brand are compared to forecasts from the prior year and at the date of the initial acquisition, where available, to assist with the identification of changes in

Mr. Kevin L. Vaughn
Securities and Exchange Commission
March 25, 2015

expected performance and use of the brand.  When certain events or changes in plans or operating conditions are identified, an impairment assessment is performed, which includes consideration of whether facts and circumstances continue to support an indefinite life. Where appropriate, indefinite-lived assets may be adjusted to a determinable life based on this assessment.
In response to the Staff’s comment, the Company will revise future filings to disclose the above criteria used to evaluate the remaining useful life of an intangible asset that is not being amortized each reporting period to determine whether events and circumstances continue to support an indefinite useful life.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk, page 52

3. We see disclosures in this section and at page 11 that “a substantial portion of our debt bears interest at variable rates.” After reading the disclosures in your filing, including financial statement footnotes 6 and 7, we are unable to determine the specific interest rate terms for all of your outstanding debt, including the specific debt that has variable interest rate terms. Please tell us what the specific interest rate terms are for all your outstanding debt at September 30, 2014, as outlined in footnote 6 of your financial statements. Revise future filings to clearly disclose the interest rate terms of all outstanding debt at each balance sheet date presented in the filing.

Response
The Company’s interest terms for its material discrete indebtedness (i.e., excluding amounts aggregated and reported as “Capital lease obligations” and “Other notes and obligations”) at September 30, 2014 are as follows ($ amounts in thousands):

Debt Facility	Amount	Rate	Interest Term
Term Loan, due September 4, 2017 (Tranche A)	$648,383	3.0%	LIBOR subject to 0.75% floor plus 2.25%
Term Loan, due September 4, 2019 (Tranche C)	$509,850	3.6%	LIBOR subject to 0.75% floor plus 2.75%
CAD Term Loan, due December 17, 2019	$34,219	5.1%	CDOR subject to 0.75% floor plus 3.75%
Euro Term Loan, due September 4, 2019	$283,339	3.8%	EURIBOR subject to 0.75% floor plus 3.0%
6.375% Notes, due November 15, 2020	$520,000	6.4%	Fixed Rate
6.625% Notes, due November 15, 2022	$570,000	6.6%	Fixed Rate
6.75% Notes, due March 15, 2020	$300,000	6.8%	Fixed Rate
ABL Facility, expiring May 24, 2017	—	2.5%	LIBOR plus 1.75%

LIBOR – International Exchange London Interbank Offered Rate
CDOR – Canadian Dollar Offered Rate
EURIBOR – Euro Interbank Offered Rate

In response to the Staff’s comment, the Company will disclose the interest terms for all outstanding debt for each balance sheet presented in future filings.

Mr. Kevin L. Vaughn
Securities and Exchange Commission
March 25, 2015

Index to Consolidated Financial Statements and Financial Statement Schedule

Notes to Consolidated Financial Statements

Note 11. Segment Information, page 93

4. We note your disclosure on page 14 indicating approximately 40% of your net sales were to customers outside the U.S. Please tell us how you have considered the disclosure requirements of FASB ASC 280-10-50-41(a) which indicates that if revenues from external customers attributable to any individual foreign country are material, those revenues must be separately disclosed. Revise future filings as necessary to comply with the referenced guidance.

Response
In applying the disclosure requirements of ASC 280-10-50-41(a), the Company considers sales to external customers attributable to any individual foreign country to be material for purposes of disclosure if they exceed 10-percent of consolidated net sales. On this basis, no individual foreign country reported net sales to external customers that were considered to be material for purposes of applying the disclosure requirements of ASC 280-10-50-41(a) during any of the periods presented within the Form 10-K for the fiscal year ended September 30, 2014. The Company will continue to evaluate the materiality of revenues from external customers attributable to each foreign country and disclose as necessary.

5. In a related matter, please revise future filings to disclose your basis for attributing revenues from external customers to individual countries.

Response
In response to the Staff’s comment, the Company will revise future filings to disclose its basis for attributing revenues from external customers to individual countries.

Form 10-Q for the Quarterly Period Ended December 28, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Operating Activities, page 33

6. We note the net change in operating assets and liabilities in the statements of cash flows during the first quarter of your fiscal 2014 and 2015 periods were negative. We also note you reported negative cash flows from operations during the same interim periods. Please revise your future filings to discuss

Mr. Kevin L. Vaughn
Securities and Exchange Commission
March 25, 2015

the operational reasons for this condition and explain how the company intends to meet its cash requirements and maintain operations. Refer to Section IV.B.1 of Financial Release No. 34-48960 at: www.sec.gov/rules/interp/33-8350.htm

Response
In response to the Staff’s comment, the Company will revise future filings to enhance the analysis within liquidity and capital resources to discuss the seasonality of the Company’s operational cash flows and explain how the Company intends to meet its cash requirements and maintain operations.

SB/RH Holdings, LLC

Form 10-K for the Fiscal Year Ended September 30, 2014

General.

7. Please address the comments above on Spectrum Brands Holdings, Inc.’s filings, as appropriate, in SB/RH Holdings, LLC’s filings.

Response
In response to the Staff’s comment, the Company will address the above Spectrum Brands Holdings, Inc. comments within future SB/RH Holdings, LLC filings, as appropriate.

Index to Consolidated Financial Statements and Financial Statement Schedule

Notes to Consolidated Financial Statements

Note 18. Consolidating Financial Information, page 98

8. Our understanding is that Spectrum Brands Inc. is the issuer of the 6.375% and 6.625% Notes as well as the 6.75% Notes and that its domestic subsidiaries and SB/RH Holdings, LLC are guarantors of the debt. Please confirm our understanding, if true. In addition, with respect to the referenced debt, please address the following:

—	tell us your evaluation under Rule 3-10 of Regulation S-X in determining your required disclosures for the Notes, including how you meet the exceptions to the general rule of paragraph (a)(1) of Rule 3-10 of Regulation S-X;
—	tell us your consideration of the need to include a separate column for the condensed consolidating financial information of the subsidiary issuer(s). Refer to Rule 3-10 (b) – (f) of Regulation S-X and
—	given the current presentation of the Consolidating Financial Statements in Note 18 please explain how Spectrum Brands Inc. is in compliance with Exchange Act Rule 12h-5.

Mr. Kevin L. Vaughn
Securities and Exchange Commission
March 25, 2015

Response
In response to the Staff’s comment, the Company confirms that Spectrum Brands Inc. is the issuer of the 6.375% and 6.625% Notes as well as the 6.75% Notes (collectively, the “Notes”), and that Spectrum Brands Inc.’s domestic subsidiaries and SB/RH Holdings, LLC, the sole shareholder of Spectrum Brands Inc., are guarantors of the Notes.  As such, in reliance on Rule 3-10(d) of Regulation S-X, the Company presented the consolidating financial statement footnote with separate columns for Spectrum Brands, Inc. (labeled as “Parent (without consolidated entities)”), its guarantor subsidiaries, its non-guarantor subsidiaries, consolidating adjustments and the total consolidated amounts. A separate column showing financial statement information for SB/RH Holdings, LLC was not presented as SB/RH Holdings, LLC has no independent assets or operations and management has determined that such presentation would not be material to investors. To avoid confusion, in future filings the Company will change the column heading “Parent (without consolidated entities)” to “Spectrum Brands, Inc. (without consolidated entities)” and the Company will state that a separate column for SB/RH Holdings, LLC financial statement information is not presented as SB/RH Holdings, LLC has no independent assets or operations and management has determined that such presentation would not be material to investors.
The Company further acknowledges that it is relying on Exchange Act Rule 12h-5 with respect to Spectrum Brands Inc.’s reporting obligations under the Exchange Act.  The Company is relying on Exchange Act Rule 12h-5 based on its reliance on Rule 3-10(d) of Regulation S-X as discussed above.

9. In a related matter, please tell us why you label the first column “Parent (without consolidated entities)” rather than “SB/RH Holdings, LLC (without consolidated entities)."

Response
In response to the Staff’s comment, as discussed in the Company’s response to Comment 8, the first column headed “Parent (without consolidated entities)” represents Spectrum Brands, Inc., without its consolidated entities.  To avoid confusion, in future filings the Company will change the column heading from “Parent (without consolidated entities)” to “Spectrum Brands, Inc. (without consolidated entities)”.

*      *      *

As also requested in the Comment Letter, the Company acknowledges that:

—	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Mr. Kevin L. Vaughn
Securities and Exchange Commission
March 25, 2015

—	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

—	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Kevin L. Vaughn
Securities and Exchange Commission
March 25, 2015

Please feel free to contact Douglas L. Martin, Chief Financial Officer, at (608) 275-4423 or Nathan E. Fagre, General Counsel & Secretary; at (608) 275-4880 should you have any further questions regarding this matter.
Sincerely,

SPECTRUM BRANDS HOLDINGS, INC.
SB/RH HOLDINGS, LLC

By:	/s/ Douglas L. Martin
Douglas L. Martin
Chief Financial Officer